Exhibit 99.1
19 May 2022

National Grid plc ('National Grid' or 'the Company')
Board Changes

National Grid is pleased to announce the appointment of Iain Mackay as a Non-executive Director of the Board with effect from 11 July 2022, standing for election at the Company’s 2022 Annual General Meeting (AGM). On appointment Iain will be a member of the Audit & Risk Committee and Remuneration Committee.

Iain is currently Chief Financial Officer at GSK plc, a member of the GSK Board and Leadership Team with responsibility for Global Finance and several of GSK’s key global functions including Investor Relations and Technology. Iain brings to the Board extensive financial experience across different sectors in complex, regulated environments and has a strong track record across his previous roles, most recently he has been instrumental in the demerger of GSK’s Consumer Healthcare business.

Prior to joining GSK, Iain was Group Finance Director at HSBC Holdings plc, a position he held for eight years. A chartered accountant, Iain has lived and worked in Asia, the US and Europe. Before HSBC, Iain was an executive at General Electric and Dowell Schlumberger (now Schlumberger). He began his career at Price Waterhouse (now PwC). Iain was previously a Trustee of the British Heart Foundation and Chair of its Audit and Risk Committee.

Paula Rosput Reynolds, Chair of National Grid, said: “As part of our ongoing board refreshment process, it will be invaluable to have Iain in the National Grid boardroom. His breadth of experience across continents, industries and business functions will bring additional depth to our deliberations in what has emerged as a fast-moving environment.”

The Company further announces in accordance with Listing Rule 9.6.11R and 9.6.12R that Jonathan Dawson and Amanda Mesler will retire from the Board on 11 July 2022 and will not stand for re-election at the Company’s 2022 AGM.

Paula Rosput Reynolds said: “The Board is grateful to Jonathan for his many years of service and extraordinary contributions to National Grid during his tenure. As Chair of the Remuneration Committee, he was an architect of programmes to link strategy and reward. His wit and wisdom will be missed. Reynolds added, “I also want to express the Board’s thanks to Amanda for her service on the Board and particularly for insights in how National Grid can successfully navigate its digital journey.”

In accordance with the Listing Rules, there are no additional matters that would require disclosure under 9.6.11R nor 9.6.13R of the Listing Rules of the UK Financial Conduct Authority.

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